Exhibit 99.1

ICON Reports Strong Results with 24% increase in operating income in First Quarter FY 2005 (NASDAQ:ICLR)

Highlights - First Quarter Fiscal 2005

* First Quarter net revenues increased 14% over the first quarter of fiscal 2004 to $78.3 million.

* Income from operations increased by 24% over the first quarter of fiscal 2004 to $9.5 million.

* Diluted earnings per share increased 18% for the first quarter to 52 cents compared to 44 cents for the same quarter last year.

* $93 million of gross ($46 million net) new business awarded to ICON during the quarter.

Dublin, Ireland, September 28, 2004 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has over 2,550 employees providing services to the pharmaceutical, biotech and medical device industries from 35 locations in 21 countries worldwide, today reported the financial results for its first quarter ended August 31, 2004.

Net revenues for the quarter were $78.3 million, representing a 14% increase over net revenues of $68.9 million for the same quarter last year. Excluding the impact of acquisitions, revenue growth was 8% over the same quarter last year.

Income from operations was $9.5 million, which represents an increase of 24% from the $7.6 million reported for the first quarter last year. Operating margin for the quarter was 12.1%, compared with 11.1% for the equivalent period last year. Net income for the quarter was $7.3 million or 52 cents per share, on a diluted basis, compared with $5.6 million or 44 cents per share for the first quarter last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 59 days at August 31, 2004, a decrease from the 60 days reported at May 31, 2004.

For the quarter ending August 31, 2004, capital expenditure was $4.5 million and $9.9 million was paid in relation to the acquisition of 70% of the common stock of Beacon Biosciences Inc, on July 1, 2004. As a result, the company's net cash, short-term debt and short-term investments were $65.6 million at August 31, 2004, compared to $78.8 million at May 31, 2004.

"We are pleased with the performance in our first quarter of fiscal 2005", commented Chairman Dr. John Climax. "Our operating margins were strong, earnings per share increased by 18% and we made further progress on our strategic development with the acquisition of a 70% interest in Beacon Biosciences, Inc".

Commenting on the outlook, Dr Climax said "As previously indicated, due to the high level of recent delays and cancellations we expect a small sequential decline in revenues for our second quarter of Fiscal 2005. We remain confident in the outlook for the business and anticipate a re-establishment of revenue growth in the second half of the year."

The company will hold its first quarter conference call today, September 28, 2004 at 08:00 EST [13:00 Ireland & UK / 14:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 -1-291-2000 Both at ICON.

http://www.iconclinical.com

                                    ICON plc

                         Consolidated Income Statements
                                   (Unaudited)

                   Three months ended August 31, 2004 and 2003
            (Dollars, in thousands, except share and per share data)


                                                         Three Months Ended
                                                        Aug 31,       Aug 31,
                                                           2004          2003

Gross Revenue                                          $117,195       106,177

Subcontractor costs                                      38,856        37,242

                                                    ------------ -------------
Net Revenue                                              78,339        68,935

Costs and expenses
Direct costs                                             42,453        37,699
Selling, general and administrative                      23,339        21,025
Depreciation                                              3,062         2,589

                                                    ------------ -------------
Total costs and expenses                                 68,854        61,313

Income from operations                                    9,485         7,622

Interest income (net)                                       164            47

                                                    ------------ -------------
Income before provision of income taxes                   9,649         7,669

Provision for income taxes                                2,322         2,065
Minority Interest                                            22             -
                                                    ------------ -------------

Net income                                                7,305         5,604
                                                    ============ =============

Net income per ordinary share
Basic                                                     $0.53         $0.46
                                                    ------------ -------------

Diluted                                                   $0.52         $0.44
                                                    ------------ -------------

Weighted average number of ordinary shares
Basic                                                13,837,986    12,153,772

Diluted                                              14,105,288    12,606,971

                                    ICON plc

                           Summary Balance Sheet Data


                        August 31, 2004 and May 31, 2004
                             (Dollars, in thousands)

                                          August 31,                May 31,
                                                2004                   2004
                                         (unaudited)              (audited)
Cash and short-term investments               72,573                 78,763
Short-term debt                              (7,000)                      -
Net cash                                      65,573                 78,763

Accounts receivable                           70,125                 74,079
Unbilled revenue                              66,984                 59,861
Payments on account                         (61,376)               (61,960)
Total                                         75,733                 71,980

Working Capital                              110,411                113,813

Total assets                                 341,016                335,323

Shareholder's equity                         222,454                216,760


Source:                          ICON plc

Contact: Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 1 291 2000 both at ICON.

                                 http://www.iconclinical.com